

January 30, 2013

Via E-mail
Mr. Barry E. Malamud
Interim Chief Financial Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011

>   **Re: Harsco Corporation**
>   **Form 10-K**
>   **Filed February 28, 2012**
>   **File No. 1-03970**

Dear Mr. Malamud:

We have reviewed your response dated January 14, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 29

1. We have read your response to comment 2 in your letter dated January 14, 2013, where you refer to long-lived assets in the U.K. that were evaluated and written down as part of the product line rationalization effort. From the disclosures in MD&A and related footnotes of your annual and periodic reports, it remains unclear whether there were impaired asset write-downs recorded in fiscal 2011 (e.g. page 126 of the Form 10-K). Please clarify for us the nature of the long-lived assets evaluated and quantify the impairment charges in the relevant periods. Also, please ensure future filings provide quantified disclosure of the carrying value of assets deemed to be at risk of material future impairment in each segment, along with related quantified information that would be useful for an investor to understand the potential for future impairments through the eyes of management.

   You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Branch Chief